REPRINTED FROM SEPTEMBER 29, 2008
THE WALL STREET
TRANSCRIPT
Questioning Market Lenders For Long Term Investors
Investing in Value Stocks

JAMES H. ENGLAND JR. is a portfolio manager with Aster Investment Management, Inc. His formal education included an undergraduate degree in Commerce from McGill University and a Master’s degree in Business Administration from the Ivey School of Business at the University of Western Ontario. He is also a CFA charterholder. Mr. England worked for three years at The Seidler Companies, a Los Angeles-based regional brokerage firm, initially as a Research Associate and then as an analyst covering the consumer and retail sectors. While pursuing his Master’s degree, he worked in the equity sales and trading department at Goldman, Sachs & Co. in New York. Following business school and immediately prior to joining Aster Investment Management, he spent two years at Toronto Dominion Securities as an equity derivatives trader. He joined Aster Investment Management, Inc., in August 2001.

     TWST: Would you start with an overview of Aster Investment Management and its Meridian funds?
     Mr. England: Aster Investment Management was founded over 20 years ago by Rick Aster. He launched the Meridian Growth Fund in 1984, the Meridian Value Fund in 1994, and the Meridian Equity Income Fund in 2005. Among the three funds, there are a little under $3 billion in assets under management.
     The investment philosophy of the firm is based on five principles. In the long term, stocks will outperform other liquid investments. Earnings growth is the most important determinant of stock prices. Valuation must be considered when investing in stocks. Firsthand research is critical. And, finally, investors should have at least a three-year investment horizon.
     The Meridian Value Fund is my primary focus. We have a team approach here. Rick provides strategy and guidance, Larry Cordisco, Jim O’Connor and I do the research on the companies we invest in, and I do the day-to-day portfolio management with input from everybody. I have been working on the Fund for seven years,
Larry has been here for five years and Jim has been here for almost five years. All of us are shareholders in the Fund.
     TWST: It has been a rough 12 months for the market and for investing in general. Would you take us through how your value fund investing has coped with the changes this year and what the investment climate is now for investing in long-term value?
     Mr. England: It’s definitely been a rough year, especially for long-only equity funds, and as of now we are down 4% for the past year. The good news is that our relative performance has been strong. As of today we are beating the S&P 500 by over 9 percentage points for the past 12 months and for this period we are in the top decile of our peer group as defined by the rating agencies. Over the past three years, we have returned almost 6% per year, which has beaten the S&P 500 by over 3.5 percentage points per year and for five years our annualized return is 9.6%, which has beaten the S&P by over 3 percentage points. For the past 10 years we have returned 16.3% per year, which has beaten the S&P 500 by over 11 percentage

MONEY MANAGER INTERVIEW

MONEY MANAGER INTERVIEW ——————— INVESTING IN VALUE STOCKS

points annualized and that puts us in the top 1% of our peer group. We are proud of our long-term record.
     The current environment is difficult, but the bright side is that there are more good companies becoming potential investments for our Fund. We look to invest in companies when they are not doing well and the current economic environment is pushing many companies our way.
     TWST: What changes or shifts in emphasis have you been making to your strategy to deal with these crises in the market?
     Mr. England: We haven’t changed much. We are confident that over the long-term our strategy will outperform, so we stick to it despite what near-term conditions may be.
     TWST: When we talked two years ago, most of your stocks were mid-cap stocks. Is that still the case? What is the capitalization of the stocks?
     Mr. England: We do not intentionally target a specific mix of capitalizations. We are currently 50%-60% mid-cap, 30%-45% large cap and 10%-20% small cap. This is representative of our Fund over the years. We find the most value and potential growth in the mid-cap area at this time. Mid-cap companies are large enough to have had a decent track record, yet small enough to have significant earnings growth opportunities. It is easier for a $5 billion company to grow into a $10 billion company than it is for a $50 billion company to grow to $100 billion.

“The current environment is difficult, but the bright side is that there are more good companies becoming potential investments for our Fund. We look to invest in companies when they are not doing well and the current economic environment is pushing many companies our way.”

     We employ a value strategy that is somewhat unique in that it is focused on earnings and earnings growth. We look at companies when they are having declining year-over-year earnings. We research these companies to determine the trouble. There are several possibilities. It could be general economic weakness, which we are seeing now, it could be a specific industry downturn or it could be company-specific. Company-specific problems can include a difficult acquisition, a change in strategic direction, a missed product cycle, heavy investment in new products, a new direction or general mismanagement. We research good companies that, in our opinion, have the best prospects for fixing their problems and returning to sustainable earnings growth. Those are the ones we invest in.
     A number of good companies are currently suffering declining earnings so we have many attractive candidates. For example, most everything housing, financial or consumer related is on our list. We are doing research to determine the best candidates. The big question is timing — when will business improve?
     TWST: With this outlook, do you see any light at the end of the tunnel?
     Mr. England: Yes. We believe that the US economy is inherently strong and will recover over the long term. Developing countries are a source of further economic growth. Current turmoil will eventually yield to better conditions. In the meantime, we will focus on companies we believe can grow earnings in a difficult environment. That has pushed us more toward defensive areas such as health care and consumer nondurables, but we also have holdings that will benefit from an upturn in the economy.
     TWST: How many stocks generally do you have in the Fund?
     Mr. England: Right now it’s between 50 and 55 and that seems to be a good number. It has been higher at times in the past. We don’t set a firm number but 50 to 60 is a good range for us.
     TWST: Would you take us through the investment process and tell us what characteristics and valuation metrics that you are looking for in potential holding?
     Mr. England: Firsthand research is important. Once we identify companies that fit our strategy, we will examine the financial statements, listen to conference calls, attend company conference presentations and meet with management, or at least speak with management. We have talked with management on all our investments and, in most cases, met with them personally.
     An important metric for us is return on equity or capital. A consistent return on equity is usually the sign of a well-positioned company and a good business. Our primary valuation metric is price to normalized earnings. We determine what we believe the company can earn once their problems are resolved. The companies we research have earnings that are depressed. Normalized earnings, after business conditions have improved, are a more meaningful indicator of price appreciation than price to current earnings. Strong free cash flow and a solid or improving balance sheet is also important.
     TWST: What areas in the economy are you more exposed to? What are the overweights and conversely what are the underweights?
     Mr. England: We don’t pay much attention to the market weightings, but we are overweight in health care. These companies

MONEY MANAGER INTERVIEW ——————— INVESTING IN VALUE STOCKS

can grow earnings despite a poor economy. Health care has its own issues but the economy tends to weigh less on their business. We are somewhat overweight utilities. Again, they are defensive and in tough markets the yields are important.
     We are underweight financials and have been since late last year. For the past few years, we have been uncomfortable with the mortgage and housing markets. We have only a couple of positions in these sectors.
tional capital. Since the spinoff, Covidien’s strategy has been to reinvest, update older products and complement its portfolio with new products and tuck-in acquisitions that provide new technologies and faster growing, higher margin products. The company’s earnings declined due to this strategy shift. They made a significant investment in SG&A to both expand the breadth of the sales force and to increase specialization. Management also increased research and development spending to upgrade the product portfolio.

“Covidien was formerly known as Tyco Healthcare and then it spun off from Tyco in the summer of 2007. It is a healthcare products company. Its largest area of concentration is surgical devices but it also has businesses in imaging and active pharmaceutical ingredients. Since the spinoff, Covidien’s strategy has been to reinvest, update older products and complement its portfolio with new products and tuck-in acquisitions that provide new technologies and faster growing, higher margin products.”

     TWST: What’s your opinion on the consumer stocks at this time?
     Mr. England: The consumer stocks are difficult at this point. Traditionally we’ve done well in the consumer stocks and there are a number of companies we like in the area. We have consumer positions in the portfolio, some of which have been poor performers for us over the past couple of years. We are focusing on high quality companies that will eventually benefit when the economy and the consumer rebound. Many companies are trading at good valuations, but the question is, again, when will the environment improve? This is tough to determine, so our approach is to move slowly with high quality names.
     TWST: What are some of the stocks that are representative of your investment approach and the reasons why you found them attractive?
     Mr. England: A good example is Covidien (COV), a company that we invested in earlier this year. Covidien was formerly known as Tyco Healthcare and then it spun off from Tyco (TYC) in the summer of 2007. It is a healthcare products company. Its largest area of concentration is surgical devices but it also has businesses in imaging and active pharmaceutical ingredients. Their customers include hospitals, large hospital purchasing groups and pharma companies. Covidien’s competitive advantage is their distribution. They have a wide reach and strong market share across a wide breadth of products.
     Under Tyco, the company acquired many healthcare brands but they were generally not fully integrated and also needed addi-
     Earnings are growing again as these investments pay off. The company has a higher mix of new and updated products, which drives revenues and margins. There has been continued improvement in sales force productivity. Management has done some small acquisitions to accelerate product differentiation and growth. Earnings estimates are $2.66 per share this year and $3.10 for next year. The stock has done well recently and at $56 it is not particularly cheap on current earnings. But we believe this strategy will continue to drive earnings growth and $4 to $5 per share is possible in three to five years, which makes the valuation more attractive.
     TWST: What is the capitalization of that company?
     Mr. England: It is a large cap with a $28 billion market capitalization.

MONEY MANAGER INTERVIEW ——————— INVESTING IN VALUE STOCKS

     TWST: What’s the next one?
     Mr. England: One of our larger holdings is Hawaiian Electric Industries (HE). This is the dominant utility in Hawaii, operating on Oahu, Maui, Molokai, Lanai and the Big Island. The company also has a bank called American Savings Bank and it is one of the top three banks in Hawaii.
     Hawaiian Electric began to suffer earnings declines a couple years ago. The growth of the Hawaiian economy outgrew their infrastructure and high demands on the system resulted in much higher operating costs. They were unable to get timely rate relief, and there is a long lead time to construct new capacity. These rapidly increasing operating and maintenance costs hurt earnings for two years. Now earnings have started to turn. The company received some rate relief through regulatory procedures in Hawaii and the pace of spending increases on operating and maintenance has slowed down.
     The big relief for the utility should come in 2009 and 2010 with new capacity coming online in Oahu and the Big Island. This will alleviate much of the capacity problems and make operating and high quality company with solid earnings growth trading for roughly 10 times normalized earnings with close to a 5% dividend yield.
     TWST: Do you have another one?
     Mr. England: Earlier this year, we invested in Mattel (MAT), one of the two largest global toy manufacturers. Their earnings decline was driven by high profile recalls of products that were made by third-party Chinese contract manufacturers. There were various problems with lead-based paint and dislodging magnets. This cost Mattel approximately $0.22 per share in recall costs, inventory obsolescence, legal fees and lost sales. The company was also hurt by increasing raw material costs, some macro effect from consumer spending and some specific product weakness. People focus on Barbie with Mattel but Barbie US sales are less than 7% of total revenues. The company has a broad product portfolio so there are always going to be some hits and misses. The recalls were the main issue.
     Earnings are now poised to improve. The company believes it has taken the necessary steps to ensure safety. Additional safety measures come with a cost but it is far less than the cost of recalls. Mattel should also benefit from a strong slate of entertainment-re-

“Hawaiian Electric Industries is the dominant utility in Hawaii, operating on Oahu, Maui, Molokai, Lanai and the Big Island. Hawaiian Electric began to suffer earnings declines a couple years ago. The growth of the Hawaiian economy outgrew their infrastructure and high demands on the system resulted in much higher operating costs. These rapidly increasing operating and maintenance costs hurt earnings for two years. Now earnings have started to turn. The company received some rate relief through regulatory procedures in Hawaii and the pace of spending increases on operating and maintenance has slowed down.”

maintenance less onerous. The capital investments made in these facilities will go into the rate base and provide a double-digit return on those investments.
     The banking division is conservatively managed and their credit metrics are excellent. The company has residential real estate loans on the books but they avoided subprime, option ARMs and other instruments that are currently problematic. Their investment portfolio is also conservative.
     With the conservative bank and the upside in the utility business, earnings estimates for 2008 are $1.68 per share, up from $1.05 last year. We believe that as the new facilities come on line and go into the rate base, earnings could approach $2.50 per share or more in three to five years. The stock is around $25, so you have a

MONEY MANAGER INTERVIEW ——————— INVESTING IN VALUE STOCKS

lated products this year compared to a fairly weak 2007. The company is in its fourth year of a supply chain initiative that reduces costs through improved logistics and taking advantage of their purchasing scale. These initiatives were disrupted last year by recall issues but
     TWST: Is there a contrarian element to your strategy too?
     Mr. England: Yes, we are looking at companies when most of the investment community is disenchanted with them. They are out of favor.

“Mattel is one of the two largest global toy manufacturers. Their earnings decline was driven by high profile recalls of products that were made by third-party Chinese contract manufacturers. Earnings are now poised to improve. The company believes it has taken the necessary steps to ensure safety. Additional safety measures come with a cost but it is far less than the cost of recalls. Mattel should also benefit from a strong slate of entertainment-related products this year compared to a fairly weak 2007.”

should be back on track now. Furthermore the company generates significant free cash flow, enabling management to shrink the share base which helps earnings per share.
     This year Mattel is expected to earn $1.45 per share. We believe over the next few years, earnings per share will grow to $2. With the stock in the $19 range, the price to earnings ratio is less than 10 times normalized earnings, and this is for a global leader. The company has a historic return on equity in excess of 20% and an excellent balance sheet. There is a 3.9% dividend yield and traditionally toys, while subject to consumer spending, are somewhat less cyclical than many other consumer products. Toys are generally low cost items and kids seem to be one of the last things people cut back on, especially at Christmas and birthdays.
     TWST: Are the international operations of these companies something that you would like to take advantage of in growing emerging market economies?
     Mr. England: Absolutely. Mattel’s business is roughly 50% international, and that has helped them in recent years. Covidien is also quite strong internationally with about 45% of revenues from outside the US. International health care should be a significant secular growth market as developing countries spend more on health care, similar to the developed world. The weak dollar of recent years has helped the results of global companies and if that turns around, it will hurt results somewhat, but emerging markets should continue to be a source of growth.
     TWST: What is a stock that you have bought in recent months that attracted you even in a down environment?
     Mr. England: Covidien is one of our recent purchases. Compared to most industries, macroeconomic factors should have less effect on the healthcare business.
     TWST: Energy, of course, is one area that isn’t contrarian. Would you tell us about one of your picks there?
     Mr. England: One of our favorites there is Transocean (RIG). They operate one of the largest independent drilling fleets, providing contract drilling services for offshore oil and gas wells. While energy demand will be volatile and cyclical, it appears that supply will continue to be an issue over the long term. Right now much of the incremental supply is being discovered in deepwater areas. Transocean is one of the leaders in the deepwater business and will benefit from this trend. Their rigs are in high demand and much of their capacity is contracted for several years at attractive rates. The company is well managed and reasonably valued at its current price of around $120, which is roughly 8 times earnings estimates of $14.41 per share for this year and 6 times potential earnings of $20 per share in a few years. Transocean generates significant cash, with a free cash flow yield of 8% to 9%.

MONEY MANAGER INTERVIEW ——————— INVESTING IN VALUE STOCKS

     Most of our energy investments are in companies whose business is driven by increasing the supply of energy rather than holding resources. The price of oil is going to drive the stock prices, particularly in the short term, and it appears that this area will remain volatile for some time.
     Mr. England: We will set a loose target based on our estimate of normalized earnings and a fair multiple on that, but we do not use these as firm sell targets. There are generally two reasons why we sell a stock. If the earnings rebound works out the way we planned and the stock has performed well, we will look to sell and

“Transocean operates one of the largest independent drilling fleets, providing contract drilling services for offshore oil and gas wells. Their rigs are in high demand and much of their capacity is contracted for several years at attractive rates. The company is well managed and reasonably valued at its current price.”

     TWST: Do you look for turnaround situations or special situations where management is restructuring or changing the company’s policy?
     Mr. England: Yes. Declining earnings is commonly an impetus for a company to restructure or change management, so we come across many such situations.
     TWST: The danger of that is getting into a value trap. How do you try to avoid those value traps?
     Mr. England: We believe our focus on earnings growth helps us avoid value traps. Sustainable earnings growth is, in our opinion, the best way to unlock the value in undervalued assets. We attempt to avoid any company or industry that is in a secular decline. We do not have a perfect record of avoiding value traps but we believe the elements of our strategy help us avoid most. Good valuation and growing earnings are a winning combination.
     TWST: What about the sell process? Do you set price targets for the companies?
invest the proceeds in a company that is earlier in the turn process. Our research indicates that most upside usually comes in the first year or two following the earnings turn. This is not always the case, however, and we will hold a stock for longer periods if we believe it remains undervalued.
     The other reason we sell is because the earnings don’t materialize as expected. The problem that we believed was fixed may persist or get worse, or new problems might crop up. We will re-evaluate our position; it might be better to take our loss and move on.
     TWST: What have you been selling off in the past year? Has it been a larger turnover than usual?
     Mr. England: I believe our turnover has been fairly steady. Our average holding period for a successful investment is about a year and a half so that works out to about a two-thirds turnover in any given year. One position we sold this year was Regions Financial (RF), a regional bank. Earnings turned up for a period but began to decline again so we sold at a loss. Another was Nokia (NOK). Nokia

MONEY MANAGER INTERVIEW ——————— INVESTING IN VALUE STOCKS

was a great investment for us but we had held the position for over two years; it really no longer fit our strategy.
     TWST: What about the risk management in your portfolio? At the individual security level, how do you attempt to control risk?
     Mr. England: Some risk management is inherent to our strategy. Most of the companies we invest in have already had significant problems. We aren’t chasing momentum stocks. Our investment candidates have likely sold off significantly and are generally out of favor with investors. We are also valuation focused. We emphasize strong balance sheets or balance sheets with a clear path to improvement along with positive cash flow.
     TWST: You mentioned yield being an important factor and I’m sure a lot of your companies have dividends. What do you like to see management do with the free cash flow?
     Mr. England: Investments in the basic business that offer good returns and drive future earnings growth, we believe, are the best use of capital. Not all companies have such opportunities, however. We are generally neutral between dividends and buybacks. Dividends probably give you more downside support in tough markets.
     TWST: What do you think gives Aster Investment Management its edge and what differentiates the Meridian Value Fund from the value funds at peer companies? What are you bringing to the table that others might not?
     Mr. England: Our strategy is the main differentiating factor. It’s somewhat unique and we stick with it at all times. We’ve done historical research on the strategy and over the long-term it has outperformed. Our research team approach is somewhat different and we believe it is an asset. We are experienced, work well together and have proven results. Our ability to separate turnaround successes from failures early in the process is a competitive advantage. Firsthand research is very ingrained in our culture here.
     TWST: Are there any possible challenges or problem areas looking ahead that investors should be wary of now?
     Mr. England: The current problems in the market are significant and no one knows how long they will persist. Many in the investment community and the media seem eager to call bottoms. This is counter-productive for most investors. Consistently calling market turns is impossible. When we do turn, it is unlikely that areas, such as housing related and financials, will return to recent historical growth rates. There will be less credit available for some time due to more restrictive government regulation and the need for banks to reliquify.
     Our advice to investors is to invest in stocks the proper amount of their savings and only what they can afford to leave in the market for a number of years. Invest consistently over a long period of time, dollar cost averaging. No one can time the market, so it’s not prudent to invest all at once.
     TWST: In summary, what advice would you give to people about value stocks?
     Mr. England: Value investing, historically, has outperformed growth investing. The market is difficult at the moment but many high quality companies are attractively valued because of the problems discussed. Some of these will prove to be excellent long-term investments. Strong performance results come from buying good companies when they are out of favor.
     TWST: Is there anything that you would like to add?
     Mr. England: We believe our investment strategy is solid. It is somewhat unique and our research team has proven over the years that we’re good at executing it. We will continue to work hard and are confident that we can continue generating superior long-term returns for our investors.
     TWST: Thank you.
     Note: Opinions and recommendations are as of 9/22/08.
JAMES H. ENGLAND JR.
Aster Investment Management Inc.
60 East Sir Francis Drake Blvd.
Suite 306
Larkspur, CA 94939
(415) 461-8770

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